UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2007

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
1934

For the transition period from _____________________ to _________________________

Commission file number      33-63026

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan
C/o Morgan Stanley Benefits Department
Harborside Financial Center
Plaza Two, Third Floor
Jersey City, NJ 07311

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

MORGAN STANLEY
1585 Broadway
New York, New York 10036

MORGAN STANLEY 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	4-17

SUPPLEMENTAL SCHEDULE—	18

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007*

*           All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of the Morgan Stanley 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan has adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”.

/s/ Deloitte & Touche LLP
New York, New York
June 30, 2008

MORGAN STANLEY 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments (Note 3):
Interest in Master Trust at fair value (Note 9)	$3,749,892,819	$3,268,305,632
Participant loans	35,368,175	38,430,758
Total investments	3,785,260,994	3,306,736,390

Receivables:
Employer contributions	127,101	-
Participant contributions	-	6,824,267

ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	3,785,388,095	3,313,560,657

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	8,519,236	5,298,139

ASSETS AVAILABLE FOR BENEFITS	$3,793,907,331	$3,318,858,796

See notes to financial statements.

MORGAN STANLEY 401(k) PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Interest in Master Trust net investment income (Note 9)	$41,153,266
Employer contributions	127,101
Participant contributions	320,120,343
Participant loan interest income	2,936,158
Net additions	364,336,868

DEDUCTIONS—Payment of benefits	(311,385,452)

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	52,951,416

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	3,318,858,796

Net transfer of assets from ESOP to 401(k) for Discover stock dividend (Note 1)	672,897,692
Net transfer of assets to Discover Financial Services 401(k) Plan (Note 1)	(295,291,172)
Net transfer of assets from ESOP (Note 1)	44,490,599

ASSETS AVAILABLE FOR BENEFITS—End of year	$3,793,907,331

See notes to financial statements.

MORGAN STANLEY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General—The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

All of the Plan’s investments are held in a trust account at The Bank of New York Mellon (the “Trustee”). The Morgan Stanley Defined Contribution Master Trust (the “Master Trust”) includes commingled assets of the Plan and the Morgan Stanley Employee Stock Ownership Plan (“ESOP”). Investments of the Plan were held in the Master Trust at December 31, 2007 and 2006.

Morgan Stanley & Co. Incorporated (the “Plan Sponsor”) is a wholly owned subsidiary of Morgan Stanley (the “Company”). The Plan Sponsor has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

On June 30, 2007, the Company completed the spin-off of Discover Financial Services (“DFS”) a subsidiary of the Company. As a result of the spin-off, two actions occurred in relation to the Plan:

▪
Generally, all assets and liabilities attributable to current and former DFS employees in the Plan and the ESOP were automatically transferred into the newly established DFS 401(k) Plan. The net transfer from the Plan to the DFS 401(k) Plan was $295,291,172.

▪
The Plan’s participants, who were invested in the Company Stock Fund in the Plan or ESOP on June 29, 2007, received DFS stock, which was invested in a new DFS Stock Fund within the Plan. The combined value of the Company Stock Fund in the Plan and ESOP and the new DFS Stock Fund was equal to the value of a participant’s investment in the Company Stock Fund in the Plan and ESOP immediately before the spin-off.  The allocation to and the number of equivalent shares a participant held in each fund was based on a ratio determined using the closing “when issued” prices of Company stock and DFS stock on June 29, 2007. After the allocation, for every two equivalent shares of Company stock in the Company Stock Fund in the Plan and ESOP, participants received one equivalent share of DFS Stock in the DFS Stock Fund. The net transfer from the ESOP to the Plan due to the DFS stock dividend was $672,897,692.

Eligibility—Full-time, flex part-time, regular part-time (regularly scheduled to work 20 hours or more a week) employees of Participating Companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 20 hours per week and DFS employees, up until June 30, 2007, classified as part-time, prime-time, hourly or temporary were eligible to participate after completing one year of service and attaining age 21.

Employees first hired on or after July 1, 2004 and classified as an hourly employee are not eligible to participate in the Plan.

Eligible employees who terminate employment and are later rehired by the Company may participate in the Plan immediately upon rehire. An individual who is classified by the Company as an intern, a summer associate, a leased employee, an independent contractor, or a consultant, regardless of whether or not such classification is subsequently upheld for any purpose by a court or a federal, state or local regulatory or administrative authority or covered by a collective bargaining agreement, unless such bargaining agreement provide for participation, is not eligible to participate in the Plan.

Employee Contributions— Effective November 30, 2007, the Plan increased the pre-tax contribution limit to 30% (previously 20%) of eligible pay for each contribution type. All eligible pay is subject to Code limits ($15,500 and $15,000 per year in 2007 and 2006, respectively). Those participants who have attained at least age 50 by the end of the year  may elect a pre-tax “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,000 per year for both 2007 and 2006).

Eligible participants may elect to contribute after-tax contributions of 1% to 30% of eligible earnings. Eligible participants include employees considered to be non-highly compensated employees (earning less than $167,338 for 2007). Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. All contributions are subject to certain Code limitations.

Effective November 13, 2007, the Plan was amended to allow for Roth elective deferrals.

Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave. Puerto Rico residents age 50 or over can make Catch-Up contributions limited to $1,000 and $500 for 2007 and 2006, respectively.

Company Contributions—To be eligible for a Company match for a year, generally an employee must participate in the Plan by making pre-tax contributions or Roth elective deferrals in that year and must be employed by the Company on December 31 of that year.

However, employees will also be eligible to receive a Company match for the last calendar year in which they work if they terminate employment with the Company due to death, retirement, release, or classified as totally and permanently disabled as defined by the Plan.

Effective on or after July 1, 2007, U.S. benefit eligible employees first hired, rehired, transferred from an international benefit plan, converted from a leased worker status or otherwise newly benefits eligible will be eligible to participate in the new Retirement Contribution provision of the Plan the first of the month coincident with or next following one year of service. Special rules of eligibility may apply to employees who were grandfathered under certain pension plans prior to January 1, 2004. Eligible employees receive a Retirement Contribution each year regardless of whether or not they contribute to the Plan or receive a company match.

The Retirement Contribution will be equal to a percentage of eligible pay, based on completed Years of Service (“YOS”) at the end of the Plan year, in accordance with the following schedule:

YOS	Percentage of Retirement Contribution
*0-9	2%
10-19	3%
20-29	4%
30+	5%

The amount of the 2007 Retirement Contribution to the Plan was $127,101. Such contribution was recorded as a receivable at December 31, 2007 and paid by the Company in January 2008.

For 2007 and 2006, Company contributions were made to the Plan and the ESOP.  Company contributions to the ESOP include any profit sharing contributions and Company matching contributions on pre-tax contributions and Roth elective deferrals. Company contributions are allocated in Company stock under the ESOP and in cash to the Plan.

The Plan Sponsor did not make a profit sharing contribution for the year ended December 31, 2007.

Transfers—Quarterly transfers are made from the Company Stock Fund, a fund within the Plan, to the ESOP throughout the Plan year and all forfeitures are transferred to the ESOP. Forfeitures in the ESOP are used to reduce Company contributions in the ESOP. The total amount of assets transferred to the Plan from the ESOP was $165,079,307. The total amount of assets transferred from the Plan to the ESOP for the Plan year ended December 31, 2007 was $(120,588,708). The net amount of assets transferred to the Plan from the ESOP was $44,490,599 as shown on the Statement of Changes in Assets Available for Benefits.

Effective January 1, 2007, generally participants who have three years of service or have reach age 55 with the Company may diversify a portion of their accounts in the ESOP by transferring it to the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Plan Sponsor. Allocations are based on the participant’s balance and earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2007, the Plan offered 20 mutual funds, which are held within the Master Trust (See Note 9), the Mellon S&P 500 Fund, the State Street Global Advisor (“SSgA”) Conservative, Moderate and Aggressive Strategic Balanced Strategy Funds (the Mellon S&P 500 and SSgA funds are institutional portfolios that are not traded on a public exchange), two stock funds (including a Company stock fund) and a stable value program as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus earnings thereon.

All employees newly hired on or after January 1, 2004 are vested in any Company contributions upon the earlier of: (i) completing three years of service, or (ii) terminating employment due to death, retirement or release or classified as total and permanently disabled as defined by the Plan.

Loans to Participants— Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. For the purpose of calculating the maximum loan amount, the Company aggregates loan balances in the Plan and the ESOP. The loans are secured by the balance in the participant’s account and bear interest at a rate determined by the Plan Administrator. A participant may only have one outstanding loan in his or her Plan account and one outstanding loan in his or her ESOP account at any time. Retirement Contributions are not eligible for loans.

Payment of Benefits—Participants may elect to receive all or a portion of their account balance following termination of employment.

Participants may withdraw their pre-tax contribution accounts and employer contributions accounts in-service upon attaining age 59 ½. In the event of a hardship, participants may withdraw their pre-tax and employer contributions accounts as defined in the Plan. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in-service. Payments are made in cash and/or shares of stock. Non-hardship, in-service withdrawals are limited to twice per year.

A participant may elect to receive his or her interest in the Company Stock Fund or DFS Stock Fund in the form of stock certificates recorded electronically with Mellon Investor Services (“MIS”), via Direct Registration System (“DRS”). Effective September 3, 2007 the Company no longer issues Company stock certificates. Shares of stock withdrawn in kind from the Plan or the ESOP will be electronically recorded as a book entry on the records of the Company’s transfer agent, MIS, and registered on the DRS.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

Investment Valuation and Income Recognition—The Plan’s investments which are held in a Master Trust (See Note 9) are stated at fair value except the Stable Value Program, which is stated at contract value of $656,014,165 and $607,990,280 as of December 31, 2007 and 2006, respectively. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. Stable Value Program components include MSIFT Core Plus Fixed Income Portfolio, MSILF Prime Portfolio, and Short Term Investor Fund (“STIF”). The Stable Value Program’s stabilizing investment contracts are fully benefit-responsive. These contracts provide market and cash flow risk protection to the Plan. Using the replacement cost method, the fair value of the wrapper contract in the Stable Value Program was zero as of December 31, 2007 and 2006 because the cost to replace the wrap contract was equal to its current cost at those dates (See Note 5). Quoted market value of publicly traded security investments is based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31 (if traded on December 31). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair values of investments that do not have readily ascertainable market values (such as common collective trusts) are provided by the Fund sponsors. The common collective trusts (the Mellon S&P 500 and SSgA Funds) in the aggregate equaled $517,608,699 and $462,062,392 or approximately 13.6% and 13.9% of the assets of the Plan at December 31, 2007 and

2006, respectively. Investment gain related to these investments was $29,474,422 for the year ended December 31, 2007.

Loan receivables are stated at value of outstanding balance. Plan investments are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

The cost of security investments is based on the average cost method for individual securities.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $31,221 and $50,440 at December 31, 2007 and 2006, respectively.

Risks and Uncertainties—The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the “AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“the FSP”), the statements of assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contract from fair value to contract value. The statement of changes in assets available for benefit is presented on a contract value basis and was not affected by the FSP.

New Accounting Pronouncements- The financial statements reflect the adoption of Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement (See Note 11).

As a result of the adoption of SFAS No.157, the Plan classified its investments as of December 31, 2007  based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3.	INVESTMENTS

All investments are participant-directed and held within a Master Trust (See Note 9). The Plan’s investments within the Master Trust that represented 5% or more of the Plan’s assets available for benefits as of December 31, 2007 and 2006 are as follows:

Investments	2007	2006

*Stable Value Program	$656,014,165	$607,990,280
MSIF Inc. U.S. Large Cap Growth	386,778,215	181,190,675
MSIF Inc. International Equity	369,828,251	329,713,016
MSIF Inc. Emerging Markets	363,031,179	258,378,585
Mellon S&P 500 Fund **	308,638,323	312,893,443
Dodge & Cox Stock Fund	264,673,492	218,647,333
MSIF Inc. U.S. Mid Cap Growth***	204,749,582	96,218,839

* Contract Value
** Common collective trust (portfolio is not publicly traded)
*** Represented less than 5% of Plan assets in 2006

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Investment guidelines for derivative instruments have been established for the Plan which govern the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. The guidelines apply to, but are not limited to: options and futures contracts; forward contracts; swaps; structured notes and mortgage derivatives.

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio.

The Plan did not engage in derivative transactions during the years ended 2007 and 2006.

5.	INVESTMENT CONTRACTS

The Stable Value Program (“the Fund”) primarily invests in investment contracts such as synthetic GICs issued by insurance companies and other financial institutions. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income securities that are owned by the Fund. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The synthetic GICs are designed to reset the respective crediting rate on a quarterly basis. Synthetic GICs cannot credit an interest crediting rate less than zero percent. The wrap issuer fees and other expenses of the Fund are accrued by the Trustee and paid from the assets of the Fund. The crediting rate of synthetic GICs will track current market yields on a trailing basis. The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

Primary variables impacting future crediting rates of synthetic GICs include:

•	current yield of the assets within the wrap contract
•	duration of the assets covered by the wrap contract
•	existing difference between the market value of the assets within the wrap contracts and the contract value of the wrap contract.

Crediting rate calculation methodology:

The Fund uses the following crediting rate calculations for synthetic GICs:

CR = [(MV/CV)(1/D)*(1+Y)]-1

CR= [Y+ (MV-BV)/(MV*D)]

CR = crediting rate
MV = market value of underlying portfolio
CV = contract value
D = weighted average index duration of the portfolio
Y = weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to wrap contract issuers.

Benefit-responsive investment contracts, including wrap contracts, which are agreements with high quality insurance companies and other financial institutions are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals permitted under the Plan will be paid at contract value. In addition to certain wrap agreement termination provisions discussed below, wrap contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.

Each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the Plan documents or Plan’s administration; (ii) noncompliance with the  Plan’s obligations regarding competing investment options or equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Plan Sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or fund, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund.  At this time, the Plan Sponsor does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

Wrap contracts generally are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts that permit the issuer to terminate at market value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below.  In addition, if the fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the fund will receive the market value as of the date of termination.  Also, generally wrap contracts permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

The Fund invests in wrap contracts with Royal Bank of Canada, Bank of America and NATIXIS Financial Products, which are collateralized by shares of the MSIFT Core Plus Fixed Income Portfolio. In addition to the wrap contracts, the Fund also invests in the MSILF Prime Portfolio and a short-term investment fund at the Trustee. This investment option seeks to provide capital preservation while earning a competitive rate of return that exceeds money market rates. The crediting rates on the wrap contracts which are based on the performance of the underlying asset, shares of the MSIFT Core Plus Fixed Income Portfolio are updated on a quarterly basis, staggered such that one contract resets each month. The Fund is carried at contract value. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. The spot yield of the Fund was 5.85% and 5.43% as of December 31, 2007 and 2006, respectively. Contract value at December 31, 2007 and 2006 was $656,014,165 and $607,990,280, respectively. The fair value at December 31, 2007 and 2006 was $647,494,929 and $602,692,141, respectively.

Morgan Stanley Stable Value Fund average yields:	2007	2006

Based on annualized earnings (1)	6.34%	5.77%
Based on interest rate credited to participants (2)	5.84%	5.39%

1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2007, there were 27 investment options within the Master Trust available in the Plan, 16 of which are managed by Morgan Stanley Investment Management, one of which is managed by an affiliate of the Plan’s Trustee and seven of which are managed by third parties and two stock funds (including a Company Stock fund). Total party-in-interest investments (excluding loan balances) amounted to $2,765,549,996 and $2,692,209,825 at December 31, 2007 and 2006, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by Bank of New York Mellon who is the Trustee and Custodian for the Plan. Total investments for this fund sponsored by Bank of New York Mellon were $308,638,323 and $312,893,443 at December 31, 2007 and 2006, respectively, and the fund appreciated by $18,350,607 during the year ended December 31, 2007. Dwight Asset Management is an external investment advisor for the Plan and the Stable Value Program, which held $656,014,165 and $607,990,280 at December 31, 2007 and 2006, respectively, and which earned income of $34,456,436 (net of management fees) during the year ended December 31, 2007. The remaining party-in-interest investments, totaling assets of $1,800,897,508 and $1,771,326,102 as of December 31, 2007 and 2006, respectively, and appreciated $206,764,583 during the year ended December 31, 2007, are funds managed by Morgan Stanley Investment Management.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan.

At December 31, 2007 and 2006, the Plan held 5,319,464 units and 1,372,194 units of common stock of Morgan Stanley with a cost basis of $35,022,528 and $12,464,606, respectively. At December 31, 2007 the Plan also held 52,186,135 units of DFS common stock with a cost basis of $218,152,464. To provide participants the opportunity to elect to receive cash payment of the dividends paid on the  Company Stock Fund, the Plan shares are transferred quarterly to the ESOP wherein dividends are earned. The Company Stock fund had dividend income of $50,490,135 and the DFS stock fund had dividend income of $1,183,022 as of December 31, 2007.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 20, 2004, that the Plan and its related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving this determination letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code.

In addition, the Plan has also received a determination letter from the Commonwealth of Puerto Rico, Department of the Treasury dated May 2, 2007 that the Plan meets the requirements of Section 1165(a)

of the Puerto Rico Internal Revenue Code (the “Puerto Rico Code”). The Plan Sponsor has filed an application with the IRS for a new determination letter with respect to amendments made following the issuance of the latest determination letter that the Plan, as amended since the issuance of the latest determination letter, continues to meet the requirements for qualification under section 401(a) of the Code, including the requirements of the Economic growth and Tax Relief Reconciliation Act of 2001, as amended (“EGTRRA”).

The Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code.

Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan’s investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of assets of the Plan and the ESOP for investment and administrative purposes. However, although assets of the Plan and the ESOP are commingled in the Master Trust for investment purposes, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan.

At December 31, 2007 and 2006, the Plan’s interest in the Master Trust, excluding loans receivable which are recorded at the Plan level, was approximately 63% and 45%, respectively.

The following table represents the fair values of the investments of the Master Trust as of December 31, 2007 and 2006:

	December 31,
	2007	2006
Investments:
Common stock	$2,553,720,948	$4,035,842,306
Registered investment companies
Equity
Party-in-interest	1,520,211,272	1,428,147,761
Other	79,297,918	83,590,081
Fixed income	247,448,207	329,859,940
Balanced (other)	428,792,442	348,634,915
Common collective trust—balanced
Party-in-interest	308,638,323	312,893,443
Other	208,970,376	149,168,949
Stable Value Program	647,494,929	602,692,141
Investments at Fair Value	5,994,574,415	7,290,829,536
Cash and cash equivalents	6,390,737	2,885,213
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,519,236	5,298,139

Total investments	$6,009,484,388	$7,299,012,888

The following table represents the net investment income (loss) for the Master Trust for the year ended December 31, 2007:

Net appreciation (depreciation):
Registered investment companies
Equity
Party-in-interest	$234,058,593
Other	3,967,544
Fixed income	(23,725,405)
Balanced (other)	(2,706,377)
Common stock	(865,540,252)
Common collective trusts—balanced
Party-in-interest	18,350,607
Other	11,123,815

Total net depreciation in fair value of investments	(624,471,475)

Total interest	34,477,321
Total dividends	84,738,994

Total net investment loss for Master Trust	$(505,255,160)

See Note 10 for a reconciliation of the total investments held in the Master Trust and net investment loss for the Master Trust per the schedules above to the Form 5500 as of December 31, 2007 and 2006 and for the year ended December 31, 2007.

10.	RECONCILIATION TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Assets available for benefits per the financial statements	$3,793,907,331	$3,318,858,796
Amounts allocated to withdrawing participants	(31,221)	(50,440)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,519,236)	(5,298,139)
Assets available for benefits per the Form 5500	$3,785,356,874	$3,313,510,217

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$311,385,452

Less: 2006 year-end amounts allocated to withdrawing participants accrued in the 2006 Form 5500	(50,440)
Plus: 2007 year-end amounts allocated to withdrawing participants accrued in the 2007 Form 5500	31,221

Benefits paid to participants per the Form 5500	$311,366,233

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2007 but not paid as of that date.

The following is a reconciliation of increase in assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

2007

Increase in assets available for benefits per the financial statements	$52,951,416
Adjustment for benefits paid to participants at December 31, 2006 (see above)	50,440
Adjustment for benefits paid to participants at December 31, 2007 (see above)	(31,221)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts December 31, 2006	5,298,139
Adjustment from contract value to fair value for fully benefit-responsive investment contracts December 31, 2007	(8,519,236)
Increase in assets available for benefits per the Form 5500	$49,749,538

The following is a reconciliation of investments held in the Master Trust per Note 9 to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Total Master Trust investments per Note 9	$6,009,484,388	$7,299,012,888
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,519,236)	(5,298,139)
Net assets available for benefits per the Form 5500	$6,000,965,152	$7,293,714,749

The following is a reconciliation of net investment loss for the Master Trust per Note 9 to the Form 5500 as of December 31, 2007:

2007

Decrease in assets available for benefits per the financial statements	$(505,255,160)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	5,298,139
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(8,519,236)
Decrease in assets available for benefits per the Form 5500	$(508,476,257)

11.	FAIR VALUE MEASUREMENTS

The following tables set forth by level within the fair value hierarchy in the Defined Contribution Master Trust investment assets at fair value, as of December 31, 2007. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Total Trust investment assets at fair value classified within level 3 were $517,608,699 as of December 31, 2007, which consists of the Master Trust’s common collective trusts. Such amounts were 8.6% of “total investment assets” on the Master Trust’s statements of assets available for benefits at fair value as of December 31, 2007.

	Investment Assets at Fair Value as of December 31, 2007
	Level 1	Level 2	Level 3*	Total
Registered Investment Companies	$2,275,749,839	$-	$-	$2,275,749,839

Managed Accounts
Stable Value Program	-	647,494,929	-	647,494,929
Company Stock Funds	-	2,553,720,948	-	2,553,720,948

Common Collective Trust	-		517,608,699	517,608,699

	$2,275,749,839	$3,201,215,877	$517,608,699	$5,994,574,415
* Principally consists of investments in non-public investment vehicles.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Trust’s level 3 investment assets for the year ended December 31, 2007. As reflected in the tables below, the net unrealized gain on level 3 investment assets was $14,053,753 on common collective trusts for the year ended December 31, 2007.

	Common Collective Trust	Total
Balance, beginning of year	$462,062,392	$462,062,392
Realized gains	15,420,669	15,420,669
Unrealized gains relating to instruments	14,053,753	14,053,753
still held at the reporting date
Purchases, settlements and dispositions	26,071,885	26,071,885
Tansfers in and / or out of level 3	-	-

Balance, end of year	$517,608,699	$517,608,699

12.	SUBSEQUENT EVENT

Effective January 2, 2008, an enhanced Investment Fund Lineup was implemented in the Plan. The enhanced fund lineup consists of Target Retirement Date Funds, passively managed index funds and international funds in both the equity and fixed income assets classes. The Plan also repositioned several funds within the Tiers and renamed Tier 3 “Extended Choice.” The Plan now offers two different investment paths to address the various needs of Plan’s participants. Finally several funds were removed from the lineup.

******

MORGAN STANLEY 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
(a)	(b)	(c)	(d)	(e)

*	Various Participants	Participant Loans (secured by account,
		rates ranging from 4.75% to 10.50%;	**	$35,368,175
		with maturity dates ranging from
		2008 to 2022)
TOTAL				$35,368,175

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Index to Exhibits

23.1 Consent of Deloitte & Touche LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan
(Name of Plan)

Date: June 30, 2008	By:	/s/ Risa Erbes
(Signature)

	Name:	Risa Erbes
	Title:	Morgan Stanley Director of Benefits